Paramount Communications Inc.
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15 Columbus Circle
New York, NY  10023-7780                                NEWS
212-373-8000
Fax 212-373-8558


FOR IMMEDIATE RELEASE                       February 4, 1994


NEW YORK, Feb. 4 -- Paramount Communications Inc.

(NYSE: PCI) announced today that its Board of Directors has

unanimously recommended that Paramount's stockholders accept the revised tender offer by Viacom Inc. and tender their

shares pursuant to that offer and reject the revised QVC

tender offer by not tendering any shares to QVC.

     Paramount also announced that, under the terms of the

bidding procedures initiated by the Board, the previously

negotiated merger agreement with Viacom will be revised to

reflect the financial terms of the new Viacom proposal.

     Martin S. Davis, chairman and chief executive officer

of Paramount Communications, said, "the Board carefully

considered the best and final offers submitted by the two

bidders and, after consulting with its financial and legal

advisors, reaffirmed Viacom as providing the best value to

Paramount shareholders."

     Mr. Davis said, "we wish to remind shareholders that,

pursuant to the bidding procedures, final bids were

submitted on February 1, and that the bidding procedures, in order to provide for a fair and orderly process, prohibit

bidders from changing their bids.  Accordingly, we urge all

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stockholders to tender their shares by midnight, February

14, the Expiration Date of both offers, in view of the

desirability of completing the bidding process

expeditiously."

     Mr. Davis further said, "The Board has resolved that it

is in the best interests of Paramount and its stockholders to end the auction process whether or not QVC or Viacom obtain

tenders for 50.1% of the outstanding shares.  The Board

believes that failing to conclude the bidding process in a

timely manner poses material risks to Paramount

stockholders, including an adverse impact to the business of

Paramount and the related risk of termination under the

existing merger agreement with Viacom."

     Mr. Davis concluded, "the bidding procedures adopted by

the Board were designed to solicit proposals that represent

the best value for Paramount stockholders available under

the circumstances.  The Board believes this objective  has

been achieved over a six-week process culminating in a final round of bidding and does not believe any useful purpose

would be served by continuing the bidding process."



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Contact:  Jerry Sherman                  Jeffrey Z. Taufield
          Paramount Communications Inc.  Kekst and Company
          (222) 373-8725                 (212) 593-2655

          Carl D. Folta
          Paramount Communications Inc.
          (212) 373-8530